Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended,  and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001- 03433

The following article was posted to the DOW intranet on March 27, 2015

Dow Progresses Separation of Chlorine Envelope Businesses; Announces Definitive Agreement to Merge Businesses with Olin Creating Industry Leader

March 27, 2015

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Achieving a landmark milestone, Dow announced today the signing of a definitive agreement under which it will separate a significant portion of the Company's chlorine envelope and merge it with Olin in a transaction that will create an industry-leading chlor-alkali and derivatives company with revenues approaching $7 billion. This decision is the culmination of an extensive internal preparation period where detailed scope, operational interfaces and commercial relationships were defined as well as a comprehensive external effort to identify the best owner for these businesses that will enable them to thrive. This transaction is highly complementary to the strategic objectives of both companies, with significant potential to enhance value for both Dow and Olin shareholders.

The terms of the agreement call for Dow to separate its U.S. Gulf Coast Chlor-Alkali and Vinyl, Global Chlorinated Organics and Global Epoxy businesses, and then merge these businesses with Olin in a Reverse Morris Trust transaction. The merger will result in Dow shareholders receiving approximately 50.5 percent of the shares of "New Olin", with existing Olin shareholders owning approximately 49.5 percent. The final step of the transaction involves the eventual split-off or spin-off of the 50.5 percent of Olin's shares received by Dow to Dow's shareholders. The transaction is highly accretive to Dow and Dow shareholders, with a tax efficient consideration of $5 billion, or an 8x EBITDA multiple.

Following the completion of a transaction, "New Olin" will be an industry-leading chlor-alkali and derivatives company with a broad and diverse end-market portfolio with anticipated annual revenues of approximately $7 billion. The transaction is expected to close by year-end 2015.

“By combining Dow's world-class assets and people with Olin's, we are creating a premier company with the scope and capabilities to optimally leverage long-term growth opportunities in the marketplace and generate significant shareholder and customer value,” said Andrew N. Liveris, Dow's chairman and chief executive officer. “We have created a solid foundation for success for "New Olin", driven by the benefits of greater scale, an enhanced ability to capitalize on globally advantaged cost positions backed by U.S. shale gas economics, superior technology, broader market access and significant envelope integration.”

Liveris added, “This milestone is a powerful shift in our portfolio towards targeted, integrated high performance sectors and end-markets that will drive further margin expansion, earnings growth, and return on capital – with a deal structure designed to maximize total shareholder return. With this transaction we will exceed our target to divest $7 billion to $8.5 billion of non-strategic businesses and assets. This significant achievement will allow us to have an ongoing focus to continue to enhance shareholder remuneration, reduce debt and continue to invest in future growth in our high priority and high margin businesses.”

For interested employees, Dow will host a live Webcast for investors to discuss this announcement today at 9:00 a.m. EST on its website at http://www.dow.com/.

A related newsline about the leadership of the chlorine envelope businesses as well as implementation and integration activities can be found here.

Newsline Contact

Jessica Dub

JLDub@dow.com

Note: The forward looking statements contained in this document involve risks and uncertainties that may affect Dow's and Olin's operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of either company will be realized. This document also contains statements about Dow's agreement to separate a substantial portion of its chlor-alkali and downstream derivatives business, distribute the business to Dow shareholders and then merge it with a subsidiary of Olin (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company's operations, Olin's ability to integrate the business successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Dow's or Olin's business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow's or Olin's consolidated financial condition, results of operations or liquidity. Neither Dow nor Olin assumes any obligation to provide revisions to any forward looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Important Notices and Additional Information

In connection with the proposed transaction, Blue Cube Spinco Inc. (“Spinco”) will file a registration statement on Form S-4/S-1 containing a prospectus and Olin will file a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed by Dow, Spinco and Olin with the SEC at the SEC's web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies' other filings with the SEC may also be obtained from the respective companies by directing a written request to Olin at 190 Carondelet Plaza, Clayton, MO 63105. Attention: Investor Relations or Dow or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, Attention: Investor Relations.

This communication is not a solicitation of a proxy from any investor or security holder. However, Olin, Dow, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC. Information regarding Olin's directors and executive officers is available in Olin's 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 4, 2015. Information regarding Dow's directors and executive officers is available in Dow's Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders, which is expected to be filed on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.